UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 25 February 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: **ZAE000018123**

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Holland and Mr P Schmidt, directors of Gold Fields Limited, Mr JH Pauley a director of a major subsidiary Gold Fields Orogen BVI Limited, Messrs NA Chohan, M Preece, and P Matete, directors of Gold Fields Operations Limited & GFI Joint Venture Holdings (Pty) Limited, and Messrs S Mathews, A Munt, CW Du Toit, P Woodhouse, all directors of a major subsidiary, Gold Fields Australasia Pty Ltd, Ms TL Harmse, acting Company Secretary, Mr A Baku a director of major subsidiary Gold Fields Ghana, and Mr L Rivera a director of La Cima have exercised and took ownership of their Performance and/or Retention Shares which were awarded in terms of the Gold Fields Limited 2012 Share Plan as amended.

Name	NJ Holland
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	375,725
Class of Security	Ordinary shares
Market Price per share	R94.5572
Total Value	R35,527,503.97
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	NJ Holland
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	290,351
Class of Security	Ordinary shares
Market Price per share	R93.9135
Total Value	R27,267,878.64
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	P Schmidt
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	321,854
Class of Security	Ordinary shares

Market Price per share	R95.3481
Total Value	R30,688,167.38
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**JH Pauley**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	120,971
Class of Security	Ordinary shares
Market Price per share	R95.3481
Total Value	R11,534,355.01
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**NA Chohan**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	59,349
Class of Security	Ordinary shares
Market Price per share	R95.3481
Total Value	R5,658,814.39
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**NA Chohan**
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	68,284
Class of Security	Ordinary shares
Market Price per share	R93.9135
Total Value	R6,412,789.43
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**M Preece**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	13,905
Class of Security	Ordinary shares
Market Price per share	R93.9135
Total Value	R1,305,867.22
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**P Matete**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020

Number of shares	31,387
Class of Security	Ordinary shares
Market Price per share	R95.3481
Total Value	R2,992,690.81
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**S Mathews**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	193,559
Class of Security	Ordinary shares
Market Price per share	R95.3481
Total Value	R18,455,482.89
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**A Munt**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	76,455
Class of Security	Ordinary shares
Market Price per share	R95.3481
Total Value	R7,289,838.99
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**CW Du Toit**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	82,903
Class of Security	Ordinary shares
Market Price per share	R95.3481
Total Value	R7,904,643.53
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**P Woodhouse**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	77,764
Class of Security	Ordinary shares
Market Price per share	R95.3481
Total Value	R7,414,649.65
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**TL Harmse**
Nature of transaction	On market sale of shares in terms of the above scheme

Transaction Date	19 February 2020
Number of Shares	131,227
Class of Security	Ordinary shares
Market Price per share	R94.5572
Total Value	R12,408,457.68
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**A Baku**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	415,852
Class of Security	Ordinary shares
Market Price per share	R95.3481
Total Value	R39,650,698.08
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**L Rivera**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	19 February 2020
Number of Shares	120,928
Class of Security	Ordinary shares
Market Price per share	R95.3481
Total Value	R11,530,255.04
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

Date 24 February 2020
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 25 February 2020

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer